# SEC Schedule 13D/A (Amendment No. 007) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUMACYTE, INC., CIK 0001818382
CUSIP: 020751103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Date of event which requires filing of this statement: 03/20/2026
Amends the filing with accession number 0001104659-21-112194
Filed by CIK 0000042872
Persons authorized to receive notices and communications: Robert A. Grauman, 145 West 86 Street, New York, New York (NY), 10024, 646 202-2932; Thomas D. Brouillard, Fresenius Medical Care Holdings, Inc., 920 Winter Street, Waltham, Massachusetts (MA), 02451-1547, 781 699 9000; Christof Koester, Fresenius Medical Care AG, Else-Kroener Strasse 1, Bad Homburg, Germany (2M), 61352, 011 49 6172 609 0

## Reporting persons
- Fresenius Medical Care Holdings, Inc. (CIK 0000042872): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (8.4% of the class)
- Fresenius Medical Care AG (CIK 0001333141): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HUMACYTE, INC.
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Comment: This Amendment No. 7 amends certain information contained in the Schedule 13D originally filed by Fresenius Medical Care Holdings, Inc., a New York Corporation ("FMCH") and Fresenius Medical Care AG a German stock corporation ("FME AG") on September 2, 2021, as previously amended by Amendment No. 1 filed December 1, 2023, Amendment No. 2 filed March 7, 2024, Amendment No 3 filed November 18, 2024, Amendment No 4 filed May 22, 2025, Amendment No 5 filed solely by FME AG on October 16 2025 and Amendment No. 6 filed by FME AG and FMCH on January 9;2026 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share (the "Common Stock") of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the "Issuer" or "Humacyte"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D (Amendment No. 7), FMCH is the beneficial owner of 18,312,735 shares of the Issuer's Common Stock, constituting approximately 8.4% of the Issuer's outstanding voting shares. Such percentage ownership is calculated by reference to 218,453,511 shares outstanding as of March 20, 2026, comprising (i) 187,727,321 shares outstanding as shown on the cover page of the Issuer's Form 10-Q filed November 12, 2025 plus (ii) 5,725,190 shares issued on December 15, 2025, as reported in the Issuer's Form 8-K filed that date, plus (iii) 25,000,000 shares issued on March 20, 2026, as reported by the Issuer in its Form 8-K report filed on March 19, 2026. All such 18,312,735 Shares are issued and outstanding and owned directly by FMCH. Such 18,312,735 shares of Common Stock exclude any additional contingent shares of Common Stock that may be issued pursuant to the terms of the Business Combination Agreement described in the initial Schedule 13D, and FME AG and FMCH disclaim any present beneficial ownership of any such additional shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As the record owner of the 18,312,735 shares of Common Stock reported in this Schedule 13D (Amendment No 7), FMCH possesses voting and dispositive power over such shares. FME AG is the indirect sole shareholder of FMCH and may be deemed to be a beneficial owner of such shares.
Transactions in the class effected during the past sixty days: The decrease in the percentage beneficial ownership reported herein from 9.5%, as reported in Schedule 13D (Amendment No. 6) to 8.4%, as reported herein, results solely from an increase in the number of outstanding shares of the Issuer's Common Stock subsequent to the filing of Amendment No. 6 to this Schedule 13D, as described in Item 5(a). Neither FME AG nor FMCH has disposed of or acquired any shares of the Issuer's Common Stock subsequent to the filing of their initial Schedule 13D in September 2021.

## Signatures
- Fresenius Medical Care Holdings, Inc.: /s/ Bryan Mello, Bryan Mello, Asst. Treasurer (03/24/2026)
- Fresenius Medical Care AG: /s/ ppa Dr. Angela Koelbl, Dr. Angela Koelbl, Registered Manager (Prokurist) (03/24/2026)
- Fresenius Medical Care AG: /s/ ppa Christof Koester, Christof Koester, Registered Manager (Prokurist) (03/24/2026)